UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.                 )

Etsy, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29786A106

(CUSIP Number)

Michael LaGatta

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Jason Freedman

Thomas Holden

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 315-6379

May 4, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29786A106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,003,888 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,003,888 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,003,888 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there is a total of 116,516,286 shares of common stock (“Common Stock”) of Etsy, Inc. (“Etsy”) outstanding, as reported in Etsy’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2017.

CUSIP No. 29786A106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,003,888 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,003,888 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,003,888 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 116,516,286 shares of Common Stock outstanding, as reported in Etsy’s Quarterly Report on Form 10-Q filed with the Commission on May 2, 2017.

CUSIP No. 29786A106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,003,888 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,003,888 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,003,888 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 116,516,286 shares of Common Stock outstanding, as reported in Etsy’s Quarterly Report on Form 10-Q filed with the Commission on May 2, 2017.

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share, of Etsy, Inc. Etsy’s principal executive offices are located at 117 Adams Street, Brooklyn, New York 11201.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is (i) the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, and (ii) the sole shareholder of TPG Holdings III-A, Inc., a Cayman corporation. TPG Holdings I-A, LLC is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG GenPar VII Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar VII, L.P., a Delaware limited partnership, which is the general partner of TPG Partners VII, L.P., a Delaware limited partnership (“TPG Partners VII”), which directly holds 4,594,297 shares of Common Stock (the “TPG VII Shares”). TPG Holdings III-A, Inc. is the general partner of TPG Holdings III-A, L.P., a Cayman limited partnership, which is the general partner of TPG Holdings III, L.P., a Delaware limited partnership, which is the sole member of Arrow Ridge GenPar Advisors, LLC, a Delaware limited liability company, which is the general partner of Arrow Ridge GenPar, L.P., a Delaware limited partnership, which is the general partner of Arrow Ridge Capital Master Fund, L.P., a Cayman limited partnership (“Arrow Ridge” and, together with TPG Partners VII, the “Funds”), which directly holds (i) 209,591 shares of Common Stock (the “Arrow Ridge Shares”) and (ii) 2,000 call option contracts, each call option contract being exercisable for 100 shares of Common Stock as described below.

Because of the relationship of Group Advisors to the Funds, Group Advisors may be deemed to beneficially own the securities reported herein. Messrs. Bonderman and Coulter are sole shareholders of Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the securities reported herein. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Affiliates of Dragoneer Global Fund II, L.P. (collectively, the “Dragoneer Entities” and together with the Funds, the “Reporting Group”) are filing a separate Schedule 13D (the “Dragoneer Entities Schedule 13D”) on the date hereof reporting their respective beneficial ownership of shares of Common Stock. Item 2(a) of the Dragoneer Entities Schedule 13D is incorporated by reference herein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is President of Group Advisors and officer, director and/or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of Group Advisors and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On May 3, 2017, TPG Partners VII acquired an aggregate of 1,000,000 shares of Common Stock in open market purchases at a weighted average price per share of $10.391174. On May 4, 2017, TPG Partners VII acquired an aggregate of 1,690,994 shares of Common Stock in open market purchases at a weighted average price per share of $10.476409. On May 5, 2017, TPG Partners VII acquired an aggregate of 444,394 shares of Common Stock in open market purchases at a weighted average price per share of $11.277399. On May 8, 2017, TPG Partners VII acquired an aggregate of 562,304 shares of Common Stock in open market purchases at a weighted average price per share of $11.256292. On May 9, 2017, TPG Partners VII acquired an aggregate of 200,000 shares of Common Stock in open market purchases at a weighted average price per share of $11.420260. On May 11, 2017, TPG Partners VII acquired an aggregate of 204,923 shares of Common Stock in open market purchases at a weighted average price per share of $11.089318. On May 12, 2017, TPG Partners VII acquired an aggregate of 373,019 shares of Common Stock in open market purchases at a weighted average price per share of $11.222275. On May 15, 2017, TPG Partners VII acquired an aggregate of 118,663 shares of Common Stock in open market purchases at a weighted average price per share of $11.4349. Upon the request of the Commission, the Reporting Persons will provide the Commission full information regarding the number of shares of Common Stock purchased at each separate price. In the case of each of the purchases by TPG Partners VII, the purchase price will be funded by equity contributions of the limited partners of TPG Partners VII.

On May 2, 2017, Arrow Ridge acquired an aggregate of 2,000 call option contracts at a price of $41.29 per contract. Each call option contract is exercisable on or before May 19, 2017 for 100 shares of Common Stock at an exercise price per share of $12.50. Arrow Ridge had acquired the Arrow Ridge Shares in a series of open market purchases on November 1, 2016, November 7, 2016, December 1, 2016 and January 4, 2017. In the case of each of the purchases by Arrow Ridge, the purchase price was funded by equity contributions of the limited partners of Arrow Ridge.

Item 4.	Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

TPG is a leading global alternative investment firm founded in 1992. The firm has approximately $72 billion of assets under management as of December 31, 2016 and offices in San Francisco, Fort Worth, Austin, Beijing, Boston, Dallas, Hong Kong, Houston, Istanbul, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, Seoul and Singapore.

As investors and partners to its portfolio companies, TPG is focused on long-term value creation and fulfilling the potential of differentiated businesses. For many years, TPG has been an active investor in leading internet franchises around the world, working with companies such as Airbnb, Hotwire, ipsy, Lynda, RentPath, Spotify, SurveyMonkey and Uber. Based on TPG’s fundamental belief in the growth of leading digital franchises and its alignment with Etsy’s mission to reimagine commerce in ways that build a more fulfilling and lasting world, TPG believes Etsy will be best served by a commitment from partners who are also focused on creating long-term value in both public and private companies.

Etsy is a unique company whose success derives from the creativity and commitment of its community. TPG understands the value of that community and the importance of preserving its role. TPG currently invests in a number of businesses in which creativity and artistry are at the core of the company’s identity and operations, such as Cirque du Soleil, Creative Artists Agency (CAA), Fender, ipsy and STX Entertainment. Enabling creativity to thrive at these companies is central to growth and economic success. Likewise, with Etsy, TPG recognizes the importance of facilitating entrepreneurialism and creativity in order to drive success, which means that value creation for Etsy stockholders depends on extending value to all Etsy stakeholders. TPG, together with the Dragoneer Entities, looks forward to engaging with the company, its employees and the broader Etsy community of artists and entrepreneurs to plan and build for Etsy’s long-term future.

The Reporting Persons acquired the TPG VII Shares on the belief that they were undervalued at the time of purchase. The Reporting Group has contacted representatives of Etsy to offer to engage in discussions regarding strategic alternatives. The Reporting Persons intend to review their investment in Etsy on a continuing basis and during such time offer to engage in further discussions with management and Etsy’s board of directors, other holders of Common Stock, financing sources and other relevant parties, such as other industry participants. The Reporting Persons may engage in discussions or take other actions concerning the business, operations, assets, governance, strategy and future plans of Etsy, which discussions or actions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons, in connection with any such discussions with Etsy, may enter into one or more confidentiality agreements and may enter into voting agreements, or other similar agreements with the purpose or effect of facilitating such actions. The Reporting Persons may also increase their ownership position in Etsy, including by purchasing additional shares of Common Stock or other securities directly from Etsy or in open market or privately negotiated transactions. The Reporting Persons may change their plans or proposals in the future, including by disengaging from any dialogue with Etsy (whether the Reporting Persons remain equity holders of Etsy or otherwise) or decreasing their ownership position in Etsy.

Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D, the information set forth or incorporated in Items 2, 3, 4 and 6 of this Schedule 13D and Item 5(a) and (b) of the Dragoneer Entities Schedule 13D are incorporated by reference in its entirety into this Item 5.

(a)-(b) The following sentence assumes that there is a total of 116,516,286 shares of Common Stock outstanding as of April 13, 2017, as reported in Etsy’s Quarterly Report on Form 10-Q filed with the Commission on May 2, 2017. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 5,003,888 shares of Common Stock, which constitutes approximately 4.3% of the outstanding shares of Common Stock.

(c) Except as set forth in this Item 5 or Item 5(c) of the Dragoneer Entities Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Group has agreed to form a “group” (within the meaning of Rule 13d-5 under the Act) for purposes of offering to engage in discussions with Etsy regarding strategic alternatives and engaging in other activities in connection with their respective investments in Etsy, including those described in Item 4 above. There are no written contracts regarding this arrangement.

Item 7.	Material to be Filed as Exhibits.

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2017

TPG Group Holdings (SBS) Advisors, Inc.

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

David Bonderman

By:	/s/ Clive Bode
Name:	Clive Bode, on behalf of David Bonderman (1)

James G. Coulter

By:	/s/ Clive Bode
Name:	Clive Bode, on behalf of James G. Coulter (2)

(1) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(2) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title
David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Clive Bode	Vice President and Secretary
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).